Exhibit 99.1
Cresco Labs Announces Resignation from the Board

CHICAGO – September 27, 2024 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), the industry leader in branded cannabis products with a portfolio of America’s most popular brands and the operator of Sunnyside dispensaries, today announced that Tarik Brooks has resigned from the Company’s Board of Directors to devote his time to other interests.

About Cresco Labs Inc.

Cresco Labs’ mission is to normalize and professionalize the cannabis industry through a CPG approach to building national brands and a customer-focused retail experience, while acting as a steward for the industry on legislative and regulatory-focused initiatives. As a leader in cultivation, production and branded product distribution, the Company is leveraging its scale and agility to grow its portfolio of brands that include Cresco, High Supply, FloraCal, Good News, Wonder Wellness Co., Mindy’s and Remedi, on a national level. The Company also operates highly productive dispensaries nationally under the Sunnyside brand that focus on building patient and consumer trust and delivering ongoing education and convenience in a wonderfully traditional retail experience. Through year-round policy, community outreach and SEED initiative efforts, Cresco Labs embraces the responsibility to support communities through authentic engagement, economic opportunity, investment, workforce development and legislative initiatives designed to create the most responsible, respectable and robust cannabis industry possible. Learn more about Cresco Labs’ journey by visiting www.crescolabs.com or following the Company on Facebook, X or LinkedIn.

Contacts

Media
Jason Erkes, Cresco Labs
Chief Communications Officer
press@crescolabs.com
312-953-2767

Investors
TJ Cole, Cresco Labs
SVP, Corporate Development & Investor Relations
investors@crescolabs.com

For general Cresco Labs inquiries:
312-929-0993
info@crescolabs.com